SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 1)*

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                              Margaret L. Keon
                             c/o Keon Associates
                         16 Miller Avenue, Suite 203
                        Mill Valley, California 94941
                                415-381-5366
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                              December 31, 1997
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4),
   check the following box:   [__].

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.   582266 10 2           13D                           Page 2

   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Margaret L. Keon

   2.   Check the appropriate box if a member of a group:       (a)   [x]

                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            508,061   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:       508,061   See Item 5.

   10.  Shared Dispositive Power:           0   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      508,061   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.8%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 3

   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Pamela K. Vitale

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            16,058    See Item 5.

   8.   Shared Voting Power:          32,114    See Item 5.

   9.   Sole Dispositive Power:       16,058    See Item 5.

   10.  Shared Dispositive Power:     32,114    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      48,172    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.1%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 4

   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Joseph J. Keon, III

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:                 0    See Item 5.

   8.   Shared Voting Power:          32,114    See Item 5.

   9.   Sole Dispositive Power:            0    See Item 5.

   10.  Shared Dispositive Power:     32,114    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      32,114    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.1%      See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2           13D                           Page 5


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Liese A. Keon

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            16,058    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       16,058    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      16,058    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2           13D                           Page 6


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Susan T. DeWyngaert

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            16,058    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       16,058    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      16,058    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.

   14.  Type of Reporting Person:     IN

   CUSIP No.   582266 10 2           13D                           Page 7


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Margaret Lynley Keon

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            16,058    See Item 5.

   8.   Shared Voting Power:               0    See Item 5.

   9.   Sole Dispositive Power:       16,058    See Item 5.

   10.  Shared Dispositive Power:          0    See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      16,058    See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.0%      See Item 5.

   14.  Type of Reporting Person:     IN
   CUSIP No.   582266 10 2           13D                           Page 8


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

   Item 2.   Identity and Background.

             This statement is being filed by Margaret L. Keon, as trustee or settlor, Pamela K. Vitale, individually and as trustee, and Joseph J. Keon, III, as trustee, of the respective trusts listed opposite such person's name in Item 5 below and by Liese A. Keon, Susan T. DeWyngaert and Margaret Lynley Keon, individually, (each, a "Reporting Person").

             The name, residence or business address and present principal occupation or employment of each Reporting Person and of each other Former CCI Shareholder (as defined in Item 5 below) are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Reporting Persons and each other Former CCI Shareholder is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been
   (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Except as indicated below, trusts of which one or more of the respective Reporting Persons are trustees as indicated in Item 5 below (the "Trusts") acquired the shares of Common Stock set forth

   CUSIP No.   582266 10 2           13D                           Page 9

   opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.

             Pursuant to the terms of the Margaret L. Keon 1993 Grantor Retained Annuity Trust of which Pamela K. Vitale and Joseph J. Keon, III were trustees, the Trust terminated on December 31, 1997, and the shares of Common Stock acquired by the Trust under the Merger Agreement are being distributed to the beneficiaries or to Holdback Trusts for their benefit, as indicated in Item 5, below.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust. The Gallo Trusts continue to hold an aggregate of 3,539,512 shares of Common Stock.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust. The Grandchildren's Trusts continue to hold an aggregate of 377,698 shares of Common Stock.

   Item 4.   Purpose of Transaction.

             The Trusts and Reporting Persons acquired the Common Stock for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected directors and executive officers of the Company. Subject to the restrictions on disposition of Common Stock existing under the Stockholders Agreement described below, any or all of the shares of

   CUSIP No.   582266 10 2           13D                           Page 10

   Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below.

   Item 5.   Interest in Securities of Issuer.

             (a) As trustee or settlor of the respective Trusts set forth opposite such Reporting Person's name below, Margaret L. Keon beneficially owns an aggregate of 508,061 shares of Common Stock, which represents approximately 0.8 percent of the 61,572,248 shares of Common Stock reported by the Company as outstanding on October 31, 1997. Individually and as trustee of the respective Trusts indicated opposite such Reporting Person's name below, Pamela K. Vitale beneficially owns an aggregate of 48,172 shares of Common Stock, which represents approximately 0.1 percent of the shares of Common Stock outstanding on October 31, 1997. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Joseph J. Keon, III beneficially owns an aggregate of 32,114 shares of Common Stock, which represents approximately 0.1 percent of the shares of Common Stock outstanding on October 31, 1997. Liese A. Keon, Susan T. DeWyngaert and Margaret Lynley Keon each individually is the beneficial owner of 16,058 shares of Common Stock, which represents less than one percent of the Common Stock outstanding on October 31, 1997.

             The Reporting Persons, together with the other former shareholders of CCI who acquired shares of Common Stock pursuant to the Merger Agreement or who, as described below, received distributions of shares of Common Stock (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., ("MHC"), Midwest Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (together, the "Stockholders Agreement") and, accordingly, comprise a group within the meaning of
   Section 13(d)(3) of the Securities Exchange Act of 1934.
   Collectively, insofar as is known to the Reporting Persons, this group beneficially owns a total of 36,052,045 shares of Common Stock, which

   CUSIP No.   582266 10 2           13D                          Page 11

   represents 58.6 percent of such shares of Common Stock outstanding on October 31, 1997.

             The following table sets forth information regarding the shares of Common Stock beneficially owned by the Reporting Persons, by the other Former CCI Shareholders and by the other Principal Stockholders. Except as indicated, beneficial ownership by the Reporting Persons and the other Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each Principal Stockholder who is not a Former CCI Shareholder is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such other Principal Stockholders.



         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock
       Richard A. Lumpkin      Trust Agreement dated May 13,            Sole           311,127            0.5
       (settlor and trustee)      1978 f/b/o Richard Anthony
                                  Lumpkin

       Mary Lee Sparks         Trust Agreement dated May 13,           Shared          332,209            0.5
       (settlor), Richard A.      1978 f/b/o Mary Lee Sparks
       Lumpkin and Christina
       Sparks Duncan

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Joseph John Keon
       and investments)           III

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Katherine
       and investments)           Stoddert Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Lisa Anne Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Margaret Lynley
       and investments)           Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Pamela Keon
       and investments)           Vitale

   CUSIP No.   582266 10 2           13D                          Page 12

         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603            0.00
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Susan Tamara Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Benjamin Iverson
       and investments)           Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Elizabeth
       and investments)           Arabella Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Anne Romayne
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Barbara Lee
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Christina Louise
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o John Woodruff
       and investments)           Sparks

       Bank One, Texas NA;     Trust named for Joseph John Keon        Shared          256,291            0.4
       Richard A. Lumpkin         III created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Katherine               Shared          256,291            0.4
       Richard A. Lumpkin         Stoddert Keon created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989
       Bank One, Texas NA;     Trust named for Lisa Anne Keon          Shared          256,291            0.4
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989

       Bank One, Texas NA;     Trust named for Margaret Lynley         Shared          256,291            0.4
       Richard A. Lumpkin         Keon created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

   CUSIP No.   582266 10 2           13D                          Page 13

         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Trust named for Pamela Keon             Shared          256,291            0.4
       Richard A. Lumpkin         Vitale created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Susan Tamara Keon       Shared          256,291            0.4
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989

       Bank One, Texas NA;     Trust named for Benjamin Iverson        Shared          410,965            0.7
       Richard A. Lumpkin         Lumpkin created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989
       Bank One, Texas NA;     Trust named for Elizabeth               Shared          410,965            0.7
       Richard A. Lumpkin         Arabella Lumpkin created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Anne Romayne            Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Barbara Lee             Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Christina Louise        Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989
       Bank One, Texas NA;     Trust named for John Woodruff           Shared          294,959            0.5
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared          48,328             0.1
       and Elizabeth A.        Trust under the Richard Anthony
       Lumpkin                 Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared          48,328             0.1
       and Elizabeth A.        Trust under the Richard Anthony
       Lumpkin                 Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Mary Lee Sparks         N/A                                      Sole           196,678            0.3

       Anne R. Whitten         N/A                                      Sole           22,359             0.0

     CUSIP No.   582266 10 2           13D                          Page 14


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Barbara L. Federico     N/A                                      Sole           22,360             0.0

       Christina L. Duncan     N/A                                      Sole           22,359             0.0

       John W. Sparks          N/A                                      Sole           22,360             0.0

       Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
       (settlor and trustee)      May 13, 1978

       Pamela K. Vitale and    Joseph J. Keon, III Holdback            Shared          16,057             0.0
       Joseph J. Keon III      Trust under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale and    Katherine S. Keon Holdback Trust        Shared          16,057             0.0
       Joseph J. Keon III      under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale        N/A                                      Sole           16,058             0.0

       Liese A. Keon           N/A                                      Sole           16,058             0.0

       Susan T. DeWyngaert     N/A                                      Sole           16,058             0.0

       Margaret Lynley Keon    N/A                                      Sole           16,058             0.0

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Joseph John Keon III dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Katherine Stoddert Keon
                                  dated April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Lisa Anne Keon dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Margaret Lynley Keon dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Pamela Keon Vitale dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Susan Tamara Keon
                                  DeWyngaert dated April 20,
                                  1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Benjamin Iverson
                                  Lumpkin dated April 20, 1990

     CUSIP No.   582266 10 2           13D                          Page 15


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Elizabeth Arabella
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Anne Romayne Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Barbara Lee Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of Christina Louise Sparks
                                  dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.3
       David R. Hodgman           Income Trust for the Benefit
                                  of John Woodruff Sparks dated
                                  April 20, 1990

       Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822            0.00
       Richard A. Lumpkin         under the Trust Agreement
       (power to direct vote      dated February 6, 1970
       and investments)

       Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
       Richard A. Lumpkin         the Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
       Richard A. Lumpkin         Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       The Lumpkin             N/A                                      Sole           219,280            0.4
       Foundation



                                                                     Voting and       Number of       Percent of
          Other Principal                                           Dispositive       Shares of       Outstanding
           Stockholders                      Trust                     Powers       Common Stock     Common Stock
       Clark E. McLeod and     N/A                                    Sole and        9,249,126          15.0
       Mary E. McLeod                                                  Shared
       IES Investments, Inc.   N/A                                      Sole         10,245,457          16.6


       MHC Investment          N/A                                      Sole          8,068,866          13.1
       Company

     CUSIP No.   582266 10 2           13D                          Page 16

             (b)  The number of shares of Common Stock which Margaret L.
   Keon has:

        (i)  sole power to vote or direct the vote             508,061

        (ii) shared power to vote or direct the vote                0

        (iii) sole power to dispose or direct the disposition  508,061

        (iv) shared power to dispose or direct the disposition      0

                  The number of shares of Common Stock which Pamela K.
   Vitale has:

        (i)  sole power to vote or direct the vote             16,058

        (ii) shared power to vote or direct the vote           32,114

        (iii) sole power to dispose or direct the disposition  16,058

        (iv) shared power to dispose or direct the disposition 16,058

                  The number of shares of Common Stock which Joseph J. Keon, III has:

        (i)  sole power to vote or direct the vote                  0

        (ii) shared power to vote or direct the vote           32,114

        (iii) sole power to dispose or direct the disposition       0

        (iv) shared power to dispose or direct the disposition 32,114

                  The number of shares of Common Stock which Liese A.
   Keon has:

        (i)  sole power to vote or direct the vote             16,058

        (ii) shared power to vote or direct the vote           0

        (iii) sole power to dispose or direct the disposition  16,058

   CUSIP No.   582266 10 2           13D                          Page 17

        (iv) shared power to dispose or direct the disposition      0

                  The number of shares of Common Stock which Susan T. DeWyngaert has:

        (i)  sole power to vote or direct the vote             16,058

        (ii) shared power to vote or direct the vote                0

        (iii) sole power to dispose or direct the disposition  16,058

        (iv) shared power to dispose or direct the disposition      0

                  The number of shares of Common Stock which Margaret Lynley Keon has:

        (i)  sole power to vote or direct the vote             16,058

        (ii) shared power to vote or direct the vote                0

        (iii) sole power to dispose or direct the disposition  16,058

        (iv) shared power to dispose or direct the disposition      0

             (c) The Reporting Persons and the other Former CCI Shareholders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement. Effective December 31, 1997, an aggregate of 282,440 shares of the Common Stock were distributed upon termination of three 1993 Grantor Retained Annuity Trusts to certain Former CCI Shareholders as follows:


           Distributing Trust                        Number of                           Distributee
                                                       Shares
       Richard Anthony Lumpkin 1993 Grantor            48,328      Benjamin I. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Richard Anthony Lumpkin 1993 Grantor            48,328      Elizabeth A. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Anne R. Whitten
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      Barbara L. Federico
       Annuity Trust

   CUSIP No.   582266 10 2           13D                          Page 18

       Mary Lee Sparks 1993 Grantor Retained           22,359      Christina L. Duncan
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      John W. Sparks
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Joseph J. Keon, III Holdback Trust under the Margaret
       Annuity Trust                                               L. Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Katherine S. Keon Holdback Trust under the Margaret L.
       Annuity Trust                                               Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Pamela K. Vitale
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Liese A. Keon
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Susan T. DeWyngaert
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Margaret Lynley Keon
       Annuity Trust

        MHC Investment Company reported in an Amendment to Schedule 13D that MHC sold 250,000 shares of Common Stock at average prices ranging from a low of $32.37 to a high of $37.00 per share between December 15 and 31, 1997.

        Except for these transactions, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Each of the Reporting Persons and the other Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such Principal Stockholder, entered into the Stockholders Agreement, effective

   CUSIP No.   582266 10 2           13D                          Page 19

   September 24, 1997. Pursuant to the Stockholders Agreement, each of the distributees of shares from a 1993 Grantor Retained Annuity Trust (as described in Item 5(c) above) has agreed, as a condition to the transfer of the shares, to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% (treating Richard A. Lumpkin and the Former CCI Shareholders as a single Principal Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Principal Stockholder's stock and take all action within its power to: (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

             The Stockholders Agreement also provides that, for the period ending September 24, 1998, subject to certain exceptions, the Reporting Persons (and all other Principal Stockholders) will not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company. If the Company consents to any sale or other disposition by a party to the Stockholders Agreement, the other parties to the Stockholders Agreement (treating the Former CCI Shareholders as a single party for this purpose)are permitted to sell or otherwise dispose of an equal percentage of the total number of shares of Common Stock beneficially owned by such other party. Likewise, if the Company grants a party to the Stockholders Agreement an opportunity to register Common Stock for sale under the Securities Act of 1933, as amended, the Company will grant each other party (treating the Former CCI Shareholders as a

   CUSIP No.   582266 10 2           13D                          Page 20

   single party for this purpose) the opportunity to register a corresponding percentage of such party's shares for transfer under the Securities Act.

             The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which was filed as an exhibit to the original filing of this Schedule and is incorporated herein by reference.

   Item 7.   Materials to be Filed as Exhibits.

        1. Stockholders Agreement dated as of June 14, 1997, among the Company, the Reporting Persons and the other Former CCI Shareholders, IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

        2.   Power of Attorney, dated September 30, 1997, by Liese A.
   Keon.

        3.   Joint Filing Agreement set forth below.


                           JOINT FILING AGREEMENT


             By signing this Schedule 13D below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Amendment to
   Schedule 13D is filed on behalf of each Reporting Person.

   CUSIP No.   582266 10 2           13D                          Page 21


                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     January 9, 1998



                                 Margaret L. Keon



                                 Pamela K. Vitale



                                 Joseph J. Keon, III



                                 Liese A. Keon
                                 By:  Margaret L. Keon,
                                      Attorney in Fact



                                 Susan T. DeWyngaert



                                 Margaret Lynley Keon
   CUSIP No.   582266 10 2           13D                          Page 22


                                 SCHEDULE A

        The following information sets forth the name, business or residence address and present principal occupation of each of the Reporting Persons and other Former CCI Shareholders and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.


             Name                             Occupation                            Address
       Robert J. Currey                    President of the                    McLeodUSA Incorporated
                                           Telecommunications subsidiary of    6400 C Street, S.W.
                                           McLeodUSA Incorporated              P.O. Box 3177
                                                                               Cedar Rapids, Iowa
                                                                               52406-3177

       Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                               Philadelphia, Pennsylvania 19106
       Christina L. Duncan                 Homemaker; (Director of the         194 North Bald Hill Road
       (aka Christina Sparks Duncan)       Foundation)                         New Canaan, Connecticut 06840

       Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
       (aka Barbara Sparks Federico)                                           Ashville, New York 14710

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                               7300 Sears Tower
                                                                               Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941
       Liese A. Keon                       Management Consultant               2 Ash Street #4
                                                                               Kentfield, California 94904

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941

       Margaret Lynley Keon                Investment Banker                   14 Sloane Square House
                                                                               Holbein Place
                                                                               London, England SW1W8N5

       Benjamin I. Lumpkin                 Investments                         121 South 17th Street
                                                                               Mattoon, Illinois 61938
       Elizabeth A. Lumpkin                Graduate Student; (Director of      109 S. Humphrey Avenue, #3N
                                           the Foundation)                     Oak Park, Illinois 60302

     CUSIP No.   582266 10 2           13D                          Page 23


             Name                             Occupation                            Address

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction          Albuquerque, New Mexico 87105
       Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                           President of the Foundation)        Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941

       Anne R. Whitten                     Homemaker                           38 Goodhue Road
       (aka Anne Sparks Whitten)                                               Windham, New Hampshire 03087

/TABLE

                                  EXHIBIT 2

                POWER OF ATTORNEY, DATED SEPTEMBER 30, 1997,
                              BY LIESE A. KEON

                           UNIFORM STATUTORY FORM
                              POWER OF ATTORNEY
                       (California Probate Code Section 4401)


   NOTICE: THE POWERS GRANTED BY THIS DOCUMENT ARE BROAD AND SWEEPING. THEY ARE EXPLAINED IN THE UNIFORM STATUTORY FORM POWER OF ATTORNEY ACT (CALIFORNIA PROBATE CODE SECTIONS 4400-4465). IF YOU HAVE ANY QUESTIONS ABOUT THESE POWERS, OBTAIN COMPETENT LEGAL ADVICE. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL AND OTHER HEALTH-CARE DECISIONS FOR YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO.

             I, Liese A. Keon, of 2 Ash Street, #4, Kentfield, California 94904 (415-453-9525) appoint my mother, Margaret L. Keon, of 21 Windward Road, Belvedere, California 94920 (415-435-4696) as my agent (attorney-in-fact) to act for me in any lawful way with respect to the following initiated subjects:

             TO GRANT ALL OF THE FOLLOWING POWERS. INITIAL THE LINE IN FRONT OF (N) AND IGNORE THE LINES IN FRONT OF THE OTHER POWERS.

             TO GRANT ONE OR MORE, BUT FEWER THAN ALL, OF THE FOLLOWING POWERS, INITIAL THE LINE IN FRONT OF EACH POWER YOU ARE GRANTING.

             TO WITHHOLD A POWER, DO NOT INITIAL THE LINE IN FRONT OF IT. YOU MAY, BUT NEED NOT, CROSS OUT EACH POWER WITHHELD.

             INITIAL
             ________  (A)  Real property transactions.
             ________  (B)  Tangible personal property transactions.
             ________  (C)  Stock and bond transactions.
             ________  (D)  Commodity and option transactions.
             ________  (E)  Banking and other financial institution
                            transactions.
             ________  (F)  Business operating transactions.
             ________  (G)  Insurance and annuity transactions.
             ________  (H)  Estate, trust, and other beneficiary
                            transactions.
             ________  (I)  Claims and litigation.

   CUSIP No.   582266 10 2           13D                          Page 25

             ________  (J)  Personal and family maintenance.
             ________  (K)  Benefits from social security, medicare,
                            medicaid, or other governmental programs, or
                            civil or military service.
             ________  (L)  Retirement plan transactions.
             ________  (M)  Tax matters.
               LAK     (N)  ALL OF THE POWERS LISTED ABOVE.
             ========

                  YOU NEED NOT INITIAL ANY OTHER LINES IF YOU INITIAL
   LINE (N).

                            SPECIAL INSTRUCTIONS:

             ON THE FOLLOWING LINES YOU MAY GIVE SPECIAL INSTRUCTIONS LIMITING OR EXTENDING THE POWERS GRANTED TO YOUR AGENT. I give my agent the power to make such gifts as I have regularly made to charitable organizations described in Section 170(c) of the Internal Revenue Code or corresponding provisions of any subsequent federal tax laws and to make such gifts to the descendants of my mother, or for their benefit, as my agent shall determine

             UNLESS YOU DIRECT OTHERWISE ABOVE, THIS POWER OF ATTORNEY IS EFFECTIVE IMMEDIATELY AND WILL CONTINUE UNTIL IT IS REVOKED.

             This power of attorney will continue to be effective even though I become incapacitated.

             STRIKE THE PRECEDING SENTENCE IF YOU DO NOT WANT THIS POWER OF ATTORNEY TO CONTINUE IF YOU BECOME INCAPACITATED.

                        EXERCISE OF POWER OF ATTORNEY
                          WHERE MORE THAN ONE AGENT
                                 DESIGNATED

             If I have designated more than one agent, the agents are to act separately.

             IF YOU APPOINTED MORE THAN ONE AGENT AND YOU WANT EACH AGENT TO BE ABLE TO ACT ALONE WITHOUT THE OTHER AGENT JOINING, WRITE THE WORD "SEPARATELY" IN THE BLANK SPACE ABOVE. IF YOU DO NOT INSERT ANY

   CUSIP No.   582266 10 2           13D                          Page 26

   WORD IN THE BLANK SPACE, OR IF YOU INSERT THE WORD "JOINTLY", THEN ALL OF YOUR AGENTS MUST ACT OR SIGN TOGETHER.

             I agree that any third party who receives a copy of this document may act under it. Revocation of the power of attorney is not effective as to a third party until the third party has actual knowledge of the revocation. I agree to indemnify the third party for any claims that arise against the third party because of reliance on this power of attorney.

             Signed this 30th day of September, 1997

        s/ Liese A. Keon                (your signature)
   ================================
        ###-##-####                     (your social security number)
   ================================

             State of California County of Marin

             BY ACCEPTING OR ACTING UNDER THE APPOINTMENT, THE AGENT ASSUMES THE FIDUCIARY AND OTHER LEGAL RESPONSIBILITIES OF AN AGENT.

   CUSIP No.   582266 10 2           13D                          Page 27


                      CERTIFICATE OF ACKNOWLEDGMENT OF
                                NOTARY PUBLIC


   State of California :
                       :    ss.
   County of Marin     :


             On September 30, 1997 before me, a notary public, personally appeared Liese A. Keon, personally known to me (or proved to me on the basis of satisfactory evidence) to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity, and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

             WITNESS my hand and official seal.




                                           s/ Eric L. Stone























